UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

8-70471

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__   AND ENDING __12/31/2022__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FAST EXECUTION SERVICES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE, SUITE 3650

(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL ZAWKO	**(312)720-3843**	joel.zawko@fastexecutionservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC

(Name – if individual, state last, first, and middle name)

141 W Jackson Blvs, Ste 1711	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009		3505	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOEL ZAWKO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FAST EXECUTION SERVICES, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAST EXECUTION SERVICES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2022

Contents

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Fast Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fast Execution Services, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fast Execution Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fast Execution Services, LLC's management. Our responsibility is to express an opinion on Fast Execution Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fast Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information on pages 10-11, in the report have been subjected to audit procedures performed in conjunction with the audit of Fast Execution Services, LLC's financial statements.

- The supplement information Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The supplemental information is the responsibility of Fast Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10-11 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Robert Cooper & Company CPA PC
We have served as Fast Execution Services, LLC's auditor since 2020
Chicago, Illinois 60604
February 28, 2023

Fast Execution Services LLC
Statement of Financial Condition
December 31, 2022

		2022
ASSETS		
Cash	$	1,316,585
Securities owned, at fair value		987,625
Due from broker		12,721
Commission receivable		310,098
Other receivables		1,455
TOTAL ASSETS	$	2,628,484
LIABILITIES & MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	27,912
Total Liabilities		27,912
Member's Equity		2,600,572
		2,600,572
TOTAL LIABILITIES & MEMBER'S EQUITY	$	2,628,484

See notes to financial statements.

Fast Execution Services LLC
Statement of Operations
For the Year Ended December 31, 2022

	2022
REVENUE	
Commissions	$ 2,700,469
Interest income	49
Unrealized gain on securities net of accrued interest paid	297
Total Revenue	**2,700,815**
EXPENSES	
Compensation and benefits	36,500
Professional fees	35,150
Other expenses	68,176
Occupancy	18,000
Regulatory fees	5,221
Total Expenses	**163,047**
NET INCOME	$ 2,537,768

See notes to financial statements.

Fast Execution Services LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2022

Balance, January 1, 2022	$	1,062,804
Member withdrawals		(1,000,000)
Net income		2,537,768
Balance, December 31, 2022	$	2,600,572

See notes to financial statements.

Fast Execution Services LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,537,768
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Unrealized gain in securities		(1,847)
Receivable from broker		(13,220)
Commission receivable		(57,168)
Prepaid and other assets		(513)
Accounts payable and accrued expenses		12,018
Net cash provided by operating activities		2,477,039
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities		(985,279)
Redemption of CRD Deposit		1,170
Net cash (used) provided by investing activities		(984,109)
CASH FLOWS FROM FINANCING ACTIVITIES:		
provided by financing activities:		
Member withdrawals		(1,000,000)
Net cash provided by financing activities		(1,000,000)
Net increase in cash		492,930
CASH AT BEGINNING OF PERIOD		823,656
CASH AT END OF PERIOD	$	1,316,585
Income taxes paid during the year	$	-
Interest expense paid during the year	$	-

See notes to financial statements.

1. Organization and Business

Fast Execution Services LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on August 6, 2020. The Company was organized under the Uniform Limited Liability Company Act of Delaware on August 29, 2019. The Company is registered as a foreign limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Scalp Trade Holdings, LP (the "Parent").

The Company engages in the referral of individuals and/or entities to registered broker-dealers, that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. dollar ($) is the functional currency of the Company.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 3).

Commissions Receivable
Commissions receivable is comprised of commissions earned but not yet received. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2022 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Other Assets
Other receivables consist of prepaid expenses and a CRD deposit.

Property and Equipment
Property and equipment over $5,000 are carried at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. For the year ended December 31, 2022, all equipment purchases were immediately expensed.

FAST EXECUTION SERVICES LLC

Notes to Financial Statements, Continued

December 31, 2022

2. **Summary of Significant Accounting Policies (Continued)**

Revenue Recognition

ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the Company recognizes income for participation of commissions that are a result of executed transactions.

Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. The Company's members account for the Company's items of income, deductions, losses, and credits.

Therefore, these financial statements do not include any provision for federal income taxes. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2022.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2022, management has determined that there are no material uncertain tax positions. The Parent files income tax returns in U.S. federal jurisdiction and in various states. The Parent is generally not subject to examination by United States federal or state taxing authorities for tax years before 2019.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability Among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Parent leases office space under a long-term lease agreement, of which a portion is made available to the Company through an agreement, as discussed in Note 6.

The Company is not expected to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

FAST EXECUTION SERVICES LLC

Notes to Financial Statements, Continued

December 31, 2022

---

3. Fair Value Measurement

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with the fair value hierarchy, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist of U.S. Treasuries which are included under securities owned, at fair value. As of December 31, 2022, the Company's U.S. Treasuries had maturities through January 2024.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company did not hold any Level 2 assets as of December 31, 2022.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of December 31, 2022.

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. There were no transfers between levels during the year ended December 31, 2022.

Assets	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities owned				
US Treasuries	987,625	987,625	-	-
	$987,625	$ 987,625	$ -	$ -

4. Due From Broker

Receivable from broker-dealers at December 31, 2022, consist of the following:

Broker-dealer $ 12,721

The amount receivable from broker-dealers is the net cash deposited to purchase and hold securities. The cash balance receives interest at less than the broker call rate. The Company investment transactions are through Charles Schwab pursuant to their clearing agreement. At December 31, 2022, $1,000,346 of assets of the Company are deposited with Charles Schwab.

5. **Net Capital Requirements**

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had a net capital of $2,276,698 which was $2,271,698 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2022.

6. **Commitments and Contingencies**

There were no commitments or contingencies at the year ended December 31, 2022.

7. **Concentrations and Credit Risks**

At December 31, 2022, a significant credit concentration consisted of approximately $1,000,346 with Charles Schwab, representing the fair value of the Company's investments. Additionally, the Company's bank balance was in excess of the FDIC limits by approximately $1,066,585. Management does not consider any credit risk associated with either of these balances to be significant.

The Company's client base is made up of various traders that are introduced to another Broker Dealer that has an agreement with the Company which allows the Company to participate in commissions. Scalp Trade LLC, a related party through their common Parent, accounted for approximately 64% of the commission revenue generated in 2022.

8. **Related Party Transactions**

The Company has an expense sharing agreement with its Parent. Under the agreement the Company pays certain operating costs, including rent and salaries, to its Parent based on the allocation methodology described in the agreement. The obligation to perform on the terms of the lease is the sole responsibility of the Parent. The Company is not bound by a legal obligation to perform on the lease.

For the year ended December 31, 2022, the Company incurred expenses of $54,500 related to this arrangement.

9. **Subsequent Events**

The Company's management has evaluated events and transactions through February 28, 2023, the date the financial statements were issued, noting there were no events to disclose.

SUPPLEMENTARY INFORMATION

Fast Execution Services LLC		Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission
December 31, 2022

Computation of Net Capital

Total members' equity from Statement of Financial Condition	$	2,600,572
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable		310,098
Other assets		1,455
Total nonallowable assets		311,552
Haircut on securities		12,321
Net capital	$	2,276,698
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		27,912
Total aggregate indebtedness	$	27,912
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $5,000 or 12.5% of aggregate		
indebtedness)	$	5,000
Net capital in excess of amount required	$	2,271,698
Net capital less greater of 10% of aggregated indebtedness		
or 120% of 5,000	$	2,270,698
Ratio of aggregate indebtedness to net capital		0.01 to 1

Note: There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2022, as filed.

RESERVE COMPUTATION
(See Note Below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See Note Below)

Note: The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3; however, the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services. The Company does not transact a business in securities with, or for, other than members of a defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Fast Execution Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Fast Execution Services, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring individuals and/or introductions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fast Execution Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fast Execution Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 28,2023

Fast Execution Services, LLC
(A Delaware Limited Liability Company)
Exemption Report
For the year ending December 31, 2022

Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

February 28, 2023

FAST Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1.) The Company does not claim an exemption under paragraph(k) of 17 C.F.R. § 240. I 7a-15c3-3, and

2.) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring individuals and/or introductions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I Joel Zawko, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Joel Zawko
CEO/CCO
Fast Execution Services, LLC

OATH OR AFFIRMATION
REGARDING ACCURACY AND COMPLETENESS
OF FINANCIAL STATEMENTS AS OF
THE PERIOD ENDING DECEMBER 31, 2022

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Joel Zawko
CEO/CCO
Fast Execution Services, LLC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAST EXECUTION SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE, SUITE 3650
(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL ZAWKO	(312)720-3843	joel.zawko@fastexecutionservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvs, Ste 1711	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOEL ZAWKO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FAST EXECUTION SERVICES, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026

Signature

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FAST EXECUTION SERVICES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2022

Contents

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1711
Chicago, IL 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Fast Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fast Execution Services, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Fast Execution Services, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fast Execution Services, LLC's management. Our responsibility is to express an opinion on Fast Execution Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fast Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Robert Cooper & Company CPA PC

We have served as Fast Execution Services, LLC's auditor since 2020.

Chicago, Illinois 60604

February 28, 2023

Fast Execution Services LLC
Statement of Financial Condition
December 31, 2022

		2022
ASSETS		
Cash	$	1,316,585
Securities owned, at fair value		987,625
Due from broker		12,721
Commission receivable		310,098
Other receivables		1,455
TOTAL ASSETS	$	2,628,484
LIABILITIES & MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	27,912
Total Liabilities		27,912
Member's Equity		2,600,572
		2,600,572
TOTAL LIABILITIES & MEMBER'S EQUITY	$	2,628,484

See notes to financial statements.

1. **Organization and Business**

   Fast Execution Services LLC (the "Company"), became a registered broker dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) on August 6, 2020. The Company was organized under the Uniform Limited Liability Company Act of Delaware on August 29, 2019. The Company is registered as a foreign limited liability company doing business in the state of Illinois and is a wholly owned subsidiary of Scalp Trade Holdings, LP (the "Parent").

   The Company engages in the referral of individuals and/or entities to registered broker-dealers, that have regulatory approval to hold custody accounts. The Company does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm. The U.S. dollar ($) is the functional currency of the Company.

2. **Summary of Significant Accounting Policies**

   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

   Fair Value of Financial Instruments
   The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 3).

   Commissions Receivable
   Commissions receivable is comprised of commissions earned but not yet received. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2022 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

   Other Assets
   Other receivables consist of prepaid expenses and a CRD deposit.

   Property and Equipment
   Property and equipment over $5,000 are carried at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. For the year ended December 31, 2022, all equipment purchases were immediately expensed.

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2. **Summary of Significant Accounting Policies (Continued)**

Revenue Recognition
ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company is engaged in a single line of business as a securities broker-dealer engaging in the referral of individuals and or introductions to registered broker dealers. The Company records its revenues in accordance with these guidelines as the Company recognizes income for participation of commissions that are a result of executed transactions.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's members account for the Company's items of income, deductions, losses, and credits.

Therefore, these financial statements do not include any provision for federal income taxes. The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2022.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2022, management has determined that there are no material uncertain tax positions. The Parent files income tax returns in U.S. federal jurisdiction and in various states. The Parent is generally not subject to examination by United States federal or state taxing authorities for tax years before 2019.

Recent Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842) (ASU 2016-02), to increase transparency and comparability Among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Parent leases office space under a long-term lease agreement, of which a portion is made available to the Company through an agreement, as discussed in Note 6.

The Company is not expected to recognize any lease assets or lease liabilities in the statement of financial condition, since the entity does not hold any leases as defined in ASU 2016-02.

FAST EXECUTION SERVICES LLC

Notes to Financial Statements, Continued

December 31, 2022

3. **Fair Value Measurement**

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with the fair value hierarchy, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist of U.S. Treasuries which are included under securities owned, at fair value. As of December 31, 2022, the Company's U.S. Treasuries had maturities through January 2024.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company did not hold any Level 2 assets as of December 31, 2022.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of December 31, 2022.

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. There were no transfers between levels during the year ended December 31, 2022.

Assets	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities owned				
US Treasuries	987,625	987,625	-	-
	$987,625	$ 987,625	$ -	$ -

4. **Due From Broker**

Receivable from broker-dealers at December 31, 2022, consist of the following:

Broker-dealer $ 12,721

The amount receivable from broker-dealers is the net cash deposited to purchase and hold securities. The cash balance receives interest at less than the broker call rate. The Company investment transactions are through Charles Schwab pursuant to their clearing agreement. At December 31, 2022, $1,000,346 of assets of the Company are deposited with Charles Schwab.

FAST EXECUTION SERVICES LLC

Notes to Financial Statements, Continued

December 31, 2022

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5. **Net Capital Requirements**

   The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had a net capital of $2,276,698 which was $2,271,698 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2022.

6. **Commitments and Contingencies**

   There were no commitments or contingencies at the year ended December 31, 2022.

7. **Concentrations and Credit Risks**

   At December 31, 2022, a significant credit concentration consisted of approximately $1,000,346 with Charles Schwab, representing the fair value of the Company's investments. Additionally, the Company's bank balance was in excess of the FDIC limits by approximately $1,066,585. Management does not consider any credit risk associated with either of these balances to be significant.

   The Company's client base is made up of various traders that are introduced to another Broker Dealer that has an agreement with the Company which allows the Company to participate in commissions. Scalp Trade LLC, a related party through their common Parent, accounted for approximately 64% of the commission revenue generated in 2022

8. **Related Party Transactions**

   The Company has an expense sharing agreement with its Parent. Under the agreement the Company pays certain operating costs, including rent and salaries, to its Parent based on the allocation methodology described in the agreement. The obligation to perform on the terms of the lease is the sole responsibility of the Parent. The Company is not bound by a legal obligation to perform on the lease.

   For the year ended December 31, 2022, the Company incurred expenses of $54,500 related to this arrangement.

9. **Subsequent Events**

   The Company's management has evaluated events and transactions through February 28, 2023, the date the financial statements were issued, noting there were no events to disclose.